SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS FOR BIG 'YES' VOTE IN BREXIT REFERENDUM

Ryanair the UK's biggest airline, carrying over 105m customers annually, today (24 Feb) called for a big 'Yes' vote in the European referendum on 23 June. Ryanair, which employs over 3,000 people across its 13 airport bases, and carries over 35m customers between the UK and Europe each year, confirmed that it will actively campaign for a 'Yes' vote.

One of Europe's great success stories was the advent of airline deregulation in the late 1980s, which broke the high fare cartel of Europe's flag carrier airlines and fostered the rise of low fare airlines, led by Ryanair, which have transformed air travel, tourism, economic growth and jobs, particularly in the regions of Britain, where Ryanair is growing strongly in cities such as Birmingham, Bristol, Edinburgh, Glasgow and Manchester, among others.

However, in recent years some of the benefits of low fare air travel for British consumers have been eroded by Government regulation including UK APD travel tax and the EU's failure to deliver its single sky project. Ryanair remains, critical of both UK and EU Government failure to promote low fare tourism growth in areas such as the UK travel tax and the continuing indecision over additional runway capacity in the south-east, but still remains a committed supporter of the UK remaining in Europe because:

- this will lead to more UK jobs & better economic growth
- EU open skies has transformed UK tourism & job creation prospects
- the free movement of goods & services has made the UK one of Europe's most competitive & best performing economies
- David Cameron's negotiated reforms protect Sterling, limits immigration and closer Union, while reducing bureaucracy
- foreign inward investment in the UK will be lost to Ireland & Germany if the UK leaves Europe

Ryanair agrees that the EU needs reform, to reduce bureaucracy and become more efficient for the benefit of Europe's consumers. The best way to achieve this reform is for the UK to lead from within the European Union and not from outside where like Norway, the UK will still pay, will still obey the rules, but will have no influence over decision making.

In London, Ryanair's Michael O'Leary said:

"As the UK's largest airline, Ryanair is absolutely clear that the UK economy and its future growth prospects are stronger as a member of the European Union than they are outside of the EU. Leaving Europe won't save the UK money or red tape because like Norway the UK will still have to contribute to Europe, and obey its rules if it wants to continue to trade freely with Europe, so it's clear that UK voters should vote Yes to Europe and Yes to the reformed Europe, that David Cameron has delivered. Ryanair, our people and I hope the vast majority of our customers, will all work together over the coming months to help deliver a resounding Yes vote on June 23rd."

ENDS

For further information
please contact:                     Robin Kiely                                           Piaras Kelly
                                                Ryanair Ltd                                          Edelman Ireland
Tel: +353-1-9451949                         Tel: +353-1-6789333
press@ryanair.com                            ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 24 February, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary